Exhibit (e)(7)
EMPLOYMENT AND SEVERANCE AGREEMENT
     This Employment and Severance Agreement (this “Agreement”) is made on February 19, 2008, to be effective on the Acceptance Date (as defined in the Agreement and Plan of Merger, dated as of the date hereof, by and among Phoenix Acquisition Corp., MEDRAD, Inc. (“Medrad”) and the Company (the “Agreement and Plan of Merger”)) (the “Effective Date”), between Possis Medical, Inc., a Minnesota corporation, (the “Company”), and Shawn McCarrey, an individual residing in the state of Georgia (the “Employee”).
PREAMBLE
     The Company currently employs the Employee as its Executive Vice President, Worldwide Sales & Marketing. The Company considers it essential to its best interests to foster the continued employment of key executive management personnel in light of a proposed acquisition of substantially all of the Company’s capital stock.
     Effective as of September 15, 1999, the Company created a change in control termination pay plan for the benefit of certain of its employees in the event of change of control (as amended, the “Change of Control Plan”), and the Employee is a participant in such plan.
     The Company and the Employee wish to provide for certain terms of employment between the Company following the consummation of the proposed transaction and in consideration for the rights and benefits provided to the Employee under this Agreement, the Employee is willing to forgo certain rights and benefits provided to the Employee under the Change of Control Plan.
     NOW THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Company and the Employee, intending to be legally bound, do hereby agree as follows:
AGREEMENT
     1. Employment. Effective on the Effective Date, the Company hereby employs the Employee as an Executive Vice President, Worldwide Sales & Marketing, and the Employee hereby accepts such employment and agrees to perform all duties and responsibilities as are set forth in the job description attached hereto as Exhibit A and as may be assigned to him from time to time by the Chief Executive Officer of the Company. The Employee shall devote his full time, best efforts, knowledge, and experience in discharging his duties under this Agreement and shall act in conformity with and be bound by the written and oral policies of the Company and within the limits, budgets, business plans, and instructions established by the Company’s Board of Directors.
     2. Compensation.
          (a) Salary. Commencing on the Effective Date, the Company shall pay the Employee a salary at an annual rate of Two Hundred Four Thousand Dollars ($204,000.00) (the

“Base Salary”), subject to annual merit increases in accordance with the Company’s current annual merit review process, or consistent with MEDRAD’s annual merit review process for its executives, payable in accordance with the Company’s standard payroll schedule and policies, as in effect from time to time. The Company shall withhold from all payments that it makes pursuant to this Agreement as it determines to be required by applicable law.
          (b) Additional Benefits.
               (i) Welfare Benefits. The Employee shall be entitled to participate in all insurance and benefit plans available on a general basis to all other employees of the Company; provided, however, that the Company reserves the right, from time to time, to amend in any respect and to discontinue any such benefit plan.
                (ii) Vacation Days. The Employee shall be entitled to the number of paid holidays and paid vacation days in accordance with the Company’s existing holiday and vacation policy.
                (iii) Reimbursement of Expenses. During the term of the Employee’s employment hereunder, the Company shall reimburse the Employee for all reasonable out-of-pocket expenses incurred by the Employee in the lawful and ordinary course of the Company’s business and reported to the Company in accordance with its accounting procedures.
                (iv) Auto. During the term of Employee’s employment hereunder, the Company will continue to provide Employee automobile benefits consistent with the Company’s existing policy, or a comparable benefit through participation in Medrad’s automobile lease or allowance programs available to its executives.
                (v) Tax Preparation. For a period of one (1) year from the Effective Date the Company will continue to provide Employee tax preparation benefits consistent with the Company’s existing policy, and for the remainder of the term of Employee’s employment hereunder, Medrad shall provide the Employee participation in financial counseling and tax preparation programs available to its executives.
                (vi) Health Club Membership. During the term of Employee’s employment hereunder, the Company will continue to provide Employee health club membership benefits consistent with the Company’s existing policy.
                (vii) Deferred Compensation. During the term of Employee’s employment hereunder, the Company will continue to either: (a) maintain the Company’s existing deferred compensation plan and Employee’s participation and annual contribution level therein; or (b) if the Company is unable to maintain that plan, then Employee will be added to Medrad’s deferred compensation plan at a level consistent with how similarly situated Medrad executives participate, and provided participation in Medrad’s gainshare and 401(k) match programs consistent with Medrad’s policy for similarly situated executives.

          (c) Incentive Compensation.
                (i) For so long as the Employee is serving as Executive Vice President, Worldwide Sales & Marketing, the Employee shall be entitled to receive as incentive compensation the following:
                     (A) Except as provided in Section 2(c)(ii) below, a short-term incentive bonus in the amount of Two Hundred Thousand Dollars ($200,000.00), or such other amount as may be determined by the Company, (the “Annual Bonus”) payable upon the achievement of such reasonable post-merger objective performance targets as may be established by the Company consistent with similar performance targets established by Medrad for its executives and payable within 30 business days after the relevant financial information becomes available but no later than 75 days following December 31st of the calendar year for which the Annual Bonus is payable; provided however that Employee shall receive a portion of such Annual Bonus in a manner consistent with the Company’s existing practice of providing Employee twelve monthly payments coinciding with the Company’s ordinary monthly payroll, which monthly payments individually are targeted at Eight Thousand dollars ($8,000.00) per month, and which amount is adjusted up or down each month based upon actual sales results compared to target, with the total of such monthly payments subject to an annual cap of Ninety-Six Thousand Dollars ($96,000.00).
                     (B) A long-term incentive (the “Long-Term Incentive”) payable upon the achievement of such reasonable post-merger objective performance targets as may be established by the Company consistent with similar performance targets established by Medrad for its executives, typically in the range of 15-30% of base salary, and payable within 30 business days after the relevant financial information becomes available but no later than 75 days following December 31st of the calendar year for which the Long-Term Incentive is payable (presently three years following date of grant if conditions met). Employee will be made a participant in the Long Term Incentive plan effective back to January 1, 2008, and receive a Long-Term Incentive grant in an amount consistent with the long-term bonus opportunity offered to similarly situated managers of MEDRAD, Inc.
                (ii) For the calendar year in which the Effective Date falls, the Annual Bonus shall consist of two amounts: (i) in recognition of the achievement of in excess of targeted performance for the portion of the Company’s fiscal year that occurs prior to the Effective Date, the full Annual Bonus amount of $200,000 shall be payable on or before August 31, 2008, if Employee remains employed on such date, regardless of performance of the Company after the Effective Date, and (ii) a prorated amount of Annual Bonus of $83,333 shall be payable upon the achievement of certain targets established by the Company for the period beginning on August 1, 2008 and ending on December 31, 2008, payable within 30 business days after the relevant financial information becomes available but no later than 75 days following December 31, 2008. The foregoing bifurcation of the Annual Bonus shall not apply to any other calendar year other than the calendar year in which the Effective Date falls.

          (d) Severance Payments.
                (i) Change in Control Severance. In the event that Employee’s employment is terminated by the Company without Cause prior to the second anniversary of the Effective Date (a “CIC Termination”), the Company shall pay the Employee Six Hundred Seventy Five Thousand Eight Hundred Sixty Dollars ($675,860.00). Such amount shall be paid in equal periodic payments in accordance with the Company’s normal payroll practices and the Employee’s normal payroll, beginning within 60 days after the Employee’s CIC Termination, and only after the Employee has executed a general release in favor of the Company, in form and substance satisfactory to the Company and its counsel.
                (ii) Change in Control Second Anniversary. In the event that the Employee is employed by the Company on the second anniversary of the Effective Date, the Company shall pay the Employee $100,000. Such amount shall be paid in one single lump sum payment, minus applicable withholdings, and shall be paid by the Company within 60 days following the second anniversary of the Effective Date.
                (iii) If the Employee becomes entitled to severance payments under Section 2(d)(i), the Employee shall also be entitled to participate in the Company’s welfare benefit plans available to the Employee immediately prior to the Employee’s termination for a period of twenty-four (24) months following the effective date of the Employee’s termination. Notwithstanding the foregoing, the foregoing health insurance benefits to be provided shall be provided pursuant to Section 4980B of the Code (“COBRA”), except that the Company will continue to pay the employer portion of the premiums for such coverage, until the end of the period of time provided under COBRA, and thereafter the Company’s obligation to provide health insurance benefits shall be limited to the obligation to contribute to the purchase of a health insurance policy selected and obtained by the Employee, by payment to the Employee of an amount up to but not exceeding the Company’s cost of providing coverage under COBRA at the time the COBRA period expired (not including any portion of such cost contributed by the Employee). If the Employee obtains full-time employment during such 24-month period and as a result participates in welfare benefits offered by such employer, the provision of such benefits by the Company hereunder shall be discontinued and the Employee shall have no further right or entitlement thereto.
          (e) Waiver. The Company acknowledges that, by virtue of the acquisition by a subsidiary of Medrad of more than 50% of the outstanding shares of the Company as of the Effective Date, a Change of Control shall have occurred as of such Effective Date and Employee shall, notwithstanding any other provision of this Agreement, be entitled to the payment of the Cash Bonus required by Section 4.3 of the Change of Control Plan. The payments described in Section 2(d) supersede any agreement or arrangement between the Employee and the Company regarding separation or severance pay, and are in place of, not in addition to, any severance or termination payments payable under Section 4.2 of the Change of Control Plan. Accordingly, the Employee irrevocably waives and releases any and all payments, rights and benefits he is entitled to receive under the Change of Control Plan, except for any payments which the Employee would be entitled to receive under Section 4.3 of the Change of Control Plan, as described in the first sentence of this Section 2(e). If the Employee receives, for any reason, any payment or benefit under the Change of Control Plan other than under Section 4.3, the payments in this section will be offset and reduced so that in no event will the Employee receive severance pay and benefits from the Company in excess of the payments and benefits in Section 2(d). No payment hereunder shall be recognized as additional compensation for purposes of any other employee benefit plan sponsored by the Company.
     3. Term and Disability.
          (a) Term.
                (i) This Agreement shall commence on the Effective Date and shall continue thereafter until terminated as hereinafter provided. This Agreement may be terminated by either party at any time and for any reason on 30 days prior written notice to the other party.
                (ii) The Company shall have the right to automatically terminate this Agreement for Cause upon providing written notice to the Employee. For purposes of this Agreement, “Cause” means the occurrence of any one or more of the following events: (i) the commission by the Employee of an act of fraud, embezzlement or willful breach of a fiduciary duty to the Company or an Affiliate (including the willful unauthorized disclosure of confidential or proprietary material information of the Company or an Affiliate), (ii) a conviction of the Employee (or a plea of nolo contendere in lieu thereof) for a felony or a crime involving fraud, dishonesty or moral turpitude, (iii) willful failure of the Employee to follow the reasonable and lawful written directions of the President of the Company, Company management, or the Board of Directors, in the case of executive officers of the Company, other than directions requiring the Employee to permanently relocate his job location more than Fifty (50) miles from the Company facility at which the Employee presently performs his job, when such directions are consistent with the Employee’s customary duties and responsibilities and where such refusal has continued for more than 10 days following written notice; (iv) willful misconduct as an employee of the Company or an Affiliate which includes the Employee’s failure to adhere to Company’s ethical code of conduct; (v) gross negligence or willful failure of the Employee to render services to the Company or an Affiliate in accordance with his or her employment arrangement, which negligence or failure amounts to a material neglect of his or her duties to the Company or an Affiliate (except for such failure that results from physical or mental illness); (vi) recurring and regular use of drugs or alcohol or other substance such that Employee becomes significantly impaired in the performance of his or her duties; or (vii) material breach of this Agreement or any other written agreement Employee may have with the Company.
          (b) Total and Permanent Disability or Death. In the event of the death of the Employee, or the Employee’s Total and Permanent Disability (as determined by the Company’s Board of Directors in its sole discretion), this Agreement shall terminate without any further obligation of one party to the other except payment to the legal representative of the Employee of his compensation hereunder to the date of the Employee’s death or the date on which the President has determined that the Employee has suffered a Total and Permanent Disability. If this Agreement is terminated as a result of the Employee’s death or Total and Permanent

Disability, the Employee shall not be entitled to any payments under Section 2(d). For purposes of this Agreement, the term “Total and Permanent Disability” shall mean a mental or physical disability, illness or incapacity of the Employee which renders the Employee unable to perform a substantial portion of his duties as an employee of the Company for a period of three (3) consecutive months or an aggregate period of four (4) months in any twelve (12) month period or that renders the Employee unable to earn a livelihood as an employee of a business comparable to the Company’s business, unless further time is required as a reasonable accommodation under federal or state law or regulation.
     4. Restrictive Covenants.
     4.1 Non-Competition. During the Employee’s employment with the Company and for a period of two (2) years following Employee’s termination of employment for any reason other than at the Company’s behest without Cause, the Employee shall not, directly or indirectly, engage in any business or activity, or render any services or provide any advice to, any Person which provides products or services substantially similar to those products and services manufactured, sold, distributed or provided by the Company and contemplated being provided by the Company during the term of the Employee’s employment with the Company, whether as an employee, consultant, partner, principal, agent, representative, stockholder, director or in any other capacity; provided, however, that Employee’s ownership of not more than 2% of the stock of any publicly traded corporation shall not be violation of this Section 4.1.
     4.2 Non-Solicitation. During the Employee’s employment with the Company and for a period of two (2) years following Employee’s termination of employment for any reason other than at the Company’s behest without Cause, the Employee shall not (except on the Company’s behalf), directly or indirectly, on his own behalf or on behalf of any other person, firm, partnership, corporation or other entity, (A) solicit or service the business of any of the Company’s clients, any of the Company’s former clients which were clients within twelve months prior to the termination of his employment or any of the prospective clients which were being actively solicited by the Company at the time of the termination of his employment, or (B) attempt to cause or induce any employee of the Company to leave the Company.
     4.3 Non-Disparagement. Employee agrees to refrain from making any statements or comments of a defamatory nature to any third party regarding the Company, the Business Unit or any of its officers, directors, employees, agents, representatives, affiliates, products or services.
     4.4 Acknowledgements. The Employee acknowledges and agrees that the restrictions set forth in this Section 4: (a) are critical and necessary to protect the Company’s legitimate business interests (including, without limitation, the protection of its confidential or proprietary information, its good will, and its relationship with its customers, clients, employees, and consultants); (b) are reasonably drawn to this end with respect to duration, scope and otherwise; (c) are not unduly burdensome or injurious to the public interest; (d) are supported by adequate consideration and (e) the terms and provisions of this Article 4 shall inure to the benefit of the Successor in Interest.

     4.5 Injunctive Relief. The Employee acknowledges and agrees that the Company will have no adequate remedy at law, and would be irreparably harmed, if the Employee breaches or threatens to breach any of the provisions of Section 4.1, 4.2 or 4.3. The Employee agrees that the Company shall be entitled to equitable and/or injunctive relief to prevent any breach or threatened breach of such Sections, and to specific performance of each of the terms of such Sections in addition to any other legal or equitable remedies that the Company may have. The Employee further agrees that the Employee shall not, in any equity proceeding relating to the enforcement of the terms of such Sections, raise the defense that the Company has an adequate remedy at law. The Employee acknowledges and agrees that the restricted periods set forth above in Section 4.1 shall be tolled during any period in which the Employee is in violation of such Section(s) so that the Company is provided with the full benefit of the restricted period. During the period that the Employee is in violation of any covenant under this Section 4, the Company shall not be required to continue making any payment that the Employee is entitled to hereunder until such violation has been remedied.
     4.6 Special Severability. The terms and provisions of this Article 4 are intended to be separate and divisible provisions and if, for any reason, any one or more of them is held to be invalid or unenforceable, neither the validity nor the enforceability of any other provision of this Agreement shall thereby be affected. It is the intention of the parties to this Agreement that the potential restrictions on the Employee’s future employment imposed by this Article 4 be reasonable in both duration and geographic scope and in all other respects. If for any reason any court of competent jurisdiction shall find any provisions of this Article 4 unreasonable in duration, geographic scope or otherwise, the Employee and the Company agree that the restrictions and prohibitions contained herein shall be effective to the fullest extent allowed under applicable law in such jurisdiction.
     5. Confidential Information; Employee Work.
          (a) Certain Definitions. As used in this Agreement the following terms have the following meanings:
          “Affiliate” means any corporation, partnership, limited liability company or partnership, association, trust or other organization which, directly or indirectly, controls, is controlled by, or is under common control with, the Company. For purposes of the preceding sentence, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any entity or organization, shall mean the possession, directly or indirectly, of the power (i) to vote more than 50% of the securities having ordinary voting power for the election of directors of the controlled entity or organization, or (ii) to direct or cause the direction of management and policies of the controlled entity or organization, whether through the ownership of voting securities or by contract or otherwise.
          “Confidential Information” means all information concerning or related to the business, operations, financial condition or prospects of the Company or any of its Affiliates, regardless of the form in which such information appears and whether or not such information has been reduced to a tangible form, and specifically includes (i) all information regarding the officers, directors, employees, equity holders, customers, suppliers, distributors, sales representatives and licensees of the Company and its Affiliates, in each case whether past, present or prospective, including sales and pricing information and procedures, customer lists, and business and marketing plans; (ii) all inventions, discoveries, trade secrets, processes, techniques, methods, formulae, ideas, system designs, program materials (including source and object code and system and user documentation), operating processes, equipment design, product specifications, and know-how of the Company and its Affiliates and (iii) all financial statements, audit reports, budgets and business plans or forecasts of the Company and its Affiliates; provided, that Confidential Information does not include (A) information which is or becomes generally known to the public through no act or omission of the Employee and (B) information which has been or hereafter is lawfully obtained by the Employee from a source other than the Company or any of its Affiliates (or their respective officers, directors, employees, equity holders or agents) so long as, in the case of information obtained from a third party, such third party was or is not, directly or indirectly, subject to an obligation of confidentiality owed to the Company or any of its Affiliates at the time such Confidential Information was or is disclosed to the Employee.
          “Employee Work” means all written and graphic materials, computer software, inventions, discoveries and improvements authored, prepared, conceived or made by the Employee during the term of his employment with the Company and which are related to the business of the Company.
          (b) Confidential Information.
                (i) Except as provided in clause (ii) below, the Employee will not disclose or use for the Employee’s benefit any Confidential Information.
                (ii) Notwithstanding clause (i) above, the Employee shall be permitted to disclose Confidential Information to the extent, but only to the extent, (1) reasonably necessary to perform the duties hereunder or (2) required by law; provided, that prior to making any disclosure of Confidential Information required by law, the Employee will notify the Company of the Employee’s intent to make the disclosure, and the Company will have the right to participate with the Employee in determining the amount and type of Confidential Information, if any, which must be disclosed in order to comply with applicable law.
                (iii) Promptly after termination of the Employee’s employment with the Company for any reason, the Employee or his/her personal representative will return to the Company any Confidential Information which is in tangible form and which is then in the Employee’s possession.
          (c) Employee Work. All Employee Work is the sole property of the Company and, to the extent applicable, is “work made for hire” under and as defined in the Copyright Act of 1976, 17 U.S.C. §1 et seq. The Employee will promptly disclose to the Company all Employee Work and will execute all such documents and instruments as the Company may reasonably determine are necessary or desirable in order to give effect to the preceding sentence or to preserve, protect or enforce the Company’s rights with respect to any Employee Work.

          (d) Cessation of Payments. Without limiting the Company’s rights and remedies hereunder, at law or in equity, the Employee acknowledges and agrees that the right of the Employee to receive and retain any payments otherwise due will be suspended and cancelled if and for so long as the Employee is in breach of any provision of this Section 4. If and when the Employee has cured any such breach and has tendered to the Company any and all economic benefits directly or indirectly received or receivable by the Employee arising therefrom, such right will automatically be reinstated, but only for the remainder of the period, if any, during which such payments are due.
          (e) Employee Affirmation. The Employee acknowledges and agrees that the restrictions set forth in this Section (i) are critical and necessary to protect the Company’s legitimate business interests (including, without limitation, the protection of its confidential or proprietary information, its good will, and its relationship with its customers, clients, employees, and consultants), (ii) are reasonably drawn to this end with respect to duration, scope and otherwise, (iii) are not unduly burdensome or injurious to the public interest, (iv) are supported by adequate consideration and (v) shall inure to the benefit of the Company and its successors and assigns.
          (f) Survival. The provisions of this Section 4 will survive any termination of this Agreement. If the Employee violates any of the restrictions set forth in this Section 4, the duration of the restrictions shall be extended for a period of time equal to the period of time in which the Employee has been in violation.
          (g) Damages. The Employee hereby acknowledges and agrees that the claim for the payment of any damages for breach of the provisions herein contained shall not preclude the Company from seeking injunctive or such other forms of relief as may be obtained in a court of law or equity, and that the Company, in lieu of or in addition to the remedy of damages, may seek injunctive relief prohibiting the Employee from breaching the provisions of this Agreement.
     6. Dispute Resolution. Any disagreement or claim (other than a claim for injunctive relief for violation of Sections 4 or 5 hereof) arising out of or relating to this Agreement (a “Dispute”), or the breach thereof, or its termination shall be finally settled by arbitration in Minneapolis, Minnesota pursuant to the rules of the American Arbitration Association regarding employment disputes. In such instances, it is agreed that the Dispute shall be submitted to final and binding arbitration by one arbitrator; provided, however, that either party may request that there be three (3) arbitrators, in which case each party shall select one (1) arbitrator, and the two (2) arbitrators so selected shall select a third. The Employee hereby irrevocably consents to the jurisdiction of the state and federal courts located in the State of Minnesota for the purposes of deciding any claim seeking injunctive relief for any alleged violation of Sections 4 or 5 hereof, and agrees that any judgment rendered by such courts against the Employee may be entered or executed in any court of competent jurisdiction for enforcement purposes.
     7. Return of Company Property. Promptly after termination of the Employee’s employment hereunder for any reason, the Employee or his personal representative shall return to the Company all property of the Company then in his possession, including without limitation papers, documents, computer disks, keys, credit cards and Confidential Information, and shall neither make nor retain copies of the same.
     8. Notice. All notices and other communications hereunder shall be in writing and shall be given by hand-delivery to the other parties or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

To the Executive:	To the Company:

Possis Medical, Inc.
Attn: Director of Corporate Services
9055 Evergreen Boulevard NW
Minneapolis, MN 55433

With a cc to:
MEDRAD, INC.
100 Global View Drive
Warrendale, PA 15086
Attn: General Counsel
or to such other address as any party shall have furnished to the others in writing in accordance herewith. Notices and communications shall be effective when actually received by the addressee.
     9. Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.
     10. Miscellaneous. The validity or enforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision. This Agreement embodies the entire Agreement between the parties hereto and supersedes any and all prior or contemporaneous, oral or written understandings, negotiations, or communications on behalf of such parties. This Agreement may be executed in several counterparts, each of which shall be deemed original, but all of which together shall constitute one and the same instrument. This Agreement may be delivered by telefax, and such telefax copy shall be as effective as delivery of a manually executed counterpart. The waiver by either party of any breach or violation of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach or violation hereof. This Agreement is executed in and shall be governed by and construed in accordance with the laws of Minnesota without giving effect to any conflict of laws provision. This Agreement shall be amended only by written agreement of both parties hereto. This Agreement shall inure to the benefit of the Company and its successors and assigns. The parties waive the application of any law, regulation, holding or rule of construction providing that ambiguities in the Agreement will be construed against the party drafting such agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual agreement, and this Agreement shall not be deemed to have been prepared by any single party.
     11. Effectiveness. This Agreement shall become effective on the Effective Date. To the extent that the Agreement and Plan of Merger is terminated and the Acceptance Date (as defined in the Agreement and Plan of Merger) does not occur, Employee shall have no rights under this Agreement and this Agreement shall be void and of no effect.

EMPLOYEE	POSSIS MEDICAL, INC.

/s/ SHAWN F. MCCARREY	By:	/s/ ROBERT G. DUTCHER

[Employee Name]	Name:	Robert G. Dutcher
	Title:	Chairman, President and Chief Executive Officer